UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2008

(Free translation of original in Spanish)

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

Consolidated Balance Sheets

(Figures in ThCh$ of September 30, 2008)

	For the period ended
ASSETS	September 30,
	2008	2007
CURRENT ASSETS	ThCh$	ThCh$
Cash	14,173,432	31,991,147
Time deposits	53,009,344	13,316,938
Marketable securities (net)	40,178,973	48,679,235
Trade accounts receivable (net)	31,247,610	29,913,974
Notes receivable (net)	9,319,085	9,560,890
Other receivables (net)	14,661,227	9,301,532
Notes and accounts receivable from related companies	1,725,894	671,041
Inventories (net)	28,052,543	26,330,946
Recoverable taxes	4,597,810	4,060,819
Prepaid expenses	2,976,022	2,339,933
Deferred income taxes	5,133,258	772,420
Other current assets	7,640,701	37,598,844
TOTAL CURRENT ASSETS	212,715,899	214,537,719

PROPERTY, PLANT & EQUIPMENT
Land	19,085,275	18,149,585
Buildings & improvements	114,101,626	103,155,511
Machinery and equipment	267,217,189	244,796,465
Other property, plant & equipment	255,023,582	238,697,146
Technical reappraisal of property, plant & equipment	2,361,205	2,361,860
Depreciation	(453,574,103)	(436,093,658)
TOTAL PROPERTY, PLANT & EQUIPMENT	204,214,774	171,066,909

OTHER ASSETS
Investments in related companies	25,554,418	22,558,465
Investments in other companies	126,627	62,939
Goodwill	58,308,725	65,784,575
Long-term receivables	20,102	42,358
Long-term notes and accounts receivable from related companies	46,142	39,540
Intangibles	1,455,261	445,993
Amortization	(169,464)	(282,226)
Others	24,532,525	43,621,074
TOTAL OTHER ASSETS	109,874,336	132,272,718
TOTAL ASSETS	526,805,009	517,877,346

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of September 30, 2008)

	For the period ended
	September 30,
LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
	ThCh$	ThCh$
Short-term bank liabilities	10,684,271	9,401,622
Current portion of long-term bank liabilities	123,077	230,052
Current portion of bonds payable	1,656,078	15,770,983
Dividends payable	5,793,196	6,332,891
Accounts payable	46,623,380	41,633,020
Other creditors	4,734,355	4,367,059
Notes and accounts payable to related companies	9,626,255	9,096,460
Provisions	3,782,640	3,812,046
Withholdings	17,174,704	15,239,961
Income taxes payable	2,728,360	3,506,404
Unearned income	29,626	568,945
Other current liabilities	4,470,897	6,118,933
TOTAL CURRENT LIABILITIES	107,426,839	116,078,376

Long-term bank liabilities	612,758	833,537
Bonds payable	77,656,858	79,796,660
Other creditors	59,827	108,948
Long-term notes and accounts payable to related companies	3,311,487	3,818,376
Provisions	16,072,428	18,375,053
Deferred income taxes	14,449,262	9,749,018
Other long-term liabilities	12,219,706	11,410,655
TOTAL LONG-TERM LIABILITIES	124,382,326	124,092,247
Minority interest	1,328,682	1,364,421

Paid-in capital	217,013,513	220,852,672
Reserve capital revalued	14,973,932	11,263,486
Other reserves	(5,170,057)	(9,535,324)
Accumulated earnings	22,738,700	11,958,890
Net income for the period	55,488,278	54,213,431
Interim dividends	(11,377,204)	(12,410,853)
TOTAL SHAREHOLDERS’ EQUITY	293,667,162	276,342,302
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	526,805,009	517,877,346

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of September 30, 2008)

	For the period ended
	September 30,
	2008	2007
	ThCh$	ThCh$

Net sales	249,753,175	208,543,933
Cost of sales	560,752,663	483,356,908
Gross margin	(310,999,488)	(274,812,975)
Administrative and selling expenses	(161,785,252)	(129,277,244)
OPERATING INCOME	87,967,923	79,266,689

Financial income	9,396,683	17,150,723
Equity in earnings of equity investments	670,223	711,577
Other non-operating income	5,868,407	6,589,024
Equity in losses of equity investments	(5,985)	(409,906)
Amortization of goodwill	(4,959,328)	(5,106,535)
Financial expenses	(19,837,505)	(10,948,239)
Other non-operating expenses	(11,043,501)	(6,375,314)
Price level restatement	(1,803,927)	418,513
Foreign exchange gains	5,038,450	(9,886,042)
NON OPERATING INCOME AND EXPENSE	(16,676,483)	(7,856,199)

Income before income taxes and extraordinary items	71,291,440	71,410,490
Income tax expense	(15,849,030)	(17,164,068)
Income before minority interest	55,442,410	54,246,422
Minority interest	45,868	(32,991)
NET INCOME FOR THE PERIOD	55,488,278	54,213,431

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of September 30, 2008)

	For the period ended
	September 30,
	2008	2007
	ThCh$	ThCh$

Collection of trade receivables	818,566,116	676,958,698
Financial income received	27,669,392	10,312,157
Dividend & other distributions received	1,822,000	4,281,368
Other income received	69,112	60,169
Payments to suppliers and personnel	(597,501,968)	(478,907,512)
Interest paid	(22,609,690)	(8,584,505)
Income taxes paid	(21,357,241)	(16,010,502)
Other expenses	0	(1,476)
VAT and other tax payments	(113,209,069)	(87,034,219)
NET CASH PROVIDED BY OPERATING ACTIVITIES	93,448,652	101,074,178

Borrowings	67,940,395	26,697,840
Dividend distribution	(66,844,482)	(77,945,804)
Loan payments	(62,000,671)	(19,934,711)
Bond payments	(6,786,301)	(24,788,319)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(67,691,059)	(95,970,994)

Proceeds from sales of property, plant and equipment	431,319	628,940
Proceeds from sales of other investments	1,041,670	84,986,407
Other investment income	86,238	0
Additions to property, plant & equipment	(46,634,769)	(43,643,836)
Investments in financial instruments	(17,716,074)	(196,109)
Other investment disbursements	(1,251,648)	0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(64,043,264)	41,775,402

TOTAL NET CASH FOR THE PERIOD	(38,285,671)	46,878,586
Effect of inflation on cash and cash equivalents	(530,123)	72,944
Net (decrease) increase in cash and cash equivalents	(38,815,794)	46,951,530
Cash and cash equivalents at beginning of period	130,919,971	45,884,927
Cash and cash equivalents at end of period	92,104,177	92,836,457

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of September 30, 2008)

	For the period ended
	September 30,
	2008	2007
	ThCh$	ThCh$

Net Income	55,488,278	54,213,431
Income on sale of assets:	(140,169)	141,893
Loss (Gain) on sale of property, plant and equipment	(129,908)	161,060
Gain on sale of other assets	(10,261)	(19,167)

Adjustments to net income that do not represent movements of cash	35,755,452	38,737,695
Depreciation	26,462,630	23,925,640
Amortization of intangibles	220,286	207,638
Write-offs and provisions	830,471	901,867
Equity in earnings of equity investments	(670,223)	(711,577)
Equity in losses of equity investments	5,985	409,906
Amortization of goodwill	4,959,328	5,106,535
Price level restatement	1,803,927	(418,513)
Foreign exchange gains, net	(5,038,450)	9,886,042
Other credits to income that do not represent cash flows	0	(1,828,382)
Other charges to income that do not represent cash flows	7,181,498	1,258,539

Changes in operating assets	34,796,269	1,321,625
(Increase) decrease in trade accounts receivable	30,785,099	21,884,595
(Increase) decrease in inventories	1,173,431	(2,335,228)
(Increase) decrease in other assets	2,837,739	(18,227,742)

Changes in operating liabilities	(32,405,310)	6,626,543
Increase (decrease) in accounts payable related to operating income	(33,711,246)	(14,446,882)
Increase (decrease) in interest payable	23,270,876	9,114,247
Increase (decrease) in income taxes payable	(17,251,682)	10,056,274
Increase (decrease) in other accounts payable related to non-operating income	(2,440,303)	4,035,546
Increase (decrease) in valued added tax and other similar items	(2,272,955)	(2,132,642)

Minority interest	(45,868)	32,991

NET CASH PROVIDED BY OPERATING ACTIVITIES	93,448,652	101,074,178

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2008 and 2007 (figures in ThCh$ of September 30, 2008)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2008 and are compared to the same period in 2007.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 9.3% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2008			2007
	Direct	Indirect	Total	Total
Abisa Corp S.A.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora del Atlántico S.A.	-	99.98	99.98	99.98
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp S.A.	-	99.99	99.99	99.99
Vital Aguas S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 6.9% for the period December 1, 2007 to August 31, 2008 (5.1% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2008	2007
		Ch$	Ch$
Unidades de Fomento	(UF)	20,988.34	19,178.94
United States dollars	(US$)	551.31	511.23
Argentine pesos	(AR$)	175.86	162.30
Brazilian Real	(R$)	288.00	278.01
Euro	(€$)	775.51	729.29

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition value plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented under Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included under Other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use that have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

Note 4 - Marketable Securities

	Accounting value for the period
	ended September 30,
	2008	2007
Type of Instrument	ThCh$	ThCh$
Bonds	-	1,150,526
Mutual funds	7,806,198	3,029,419
Investment funds	32,359,204	44,499,290
Promissory notes	13,571	-
Total marketable securities	40,178,973	48,679,235

	Accounting value for the period ended September 30, 2007
Mutual funds:	September 30,
Institution	ThCh$
Fondo Mutuo CELFINCAPITAL	3,664,064
Fondo Mutuo Banchile	1,492,894
Fondo Mutuo Cruz del Sur Liquidez	1,221,711
Fondo Mutuo BCI Express	1,000,575
Fondo Mutuo B.SCOTIABANK Valoriza	270,813
Fondo Mutuo RBC	156,141

Balance mutual funds	7,806,198

Investment funds:
Institution	ThCh$
DWS Institutional USD Money Plus	18,228,585
Citi Institutional Liquid Reserves Limited - USA	14,130,619
Balance investment funds	32,359,204

	Date		Par	Accounting Value		Market
Fixed Income Instruments:	Purchase	Maturity	Value	Amount	Rate	Value
Issuer			ThCh$	ThCh$		ThCh$
ILUSTRE MUNICPALIDAD DE MAIPÚ	28-Aug-08	28-Aug-23	13,571	13,571	3.44%	13,571

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT						LONG TERM
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)
	2008	2007	2008	2007	2008	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	31,486,587	29,019,644	757,937	894,330	32,244,524	31,247,610	29,913,974	0	0
Allowance for doubtful accounts					(996,914)
Notes receivable	9,272,477	9,030,132	568,780	530,758	9,841,257	9,319,085	9,560,890	0	0
Allowance for doubtful accounts					(522,172)
Other receivables	14,030,988	8,528,056	776,176	773,476	14,807,164	14,661,227	9,301,532	20,102	42,358
Allowance for doubtful accounts					(145,937)
					Total long term receivables			20,102	42,358

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
EMBONOR S.A.	1,137,750	350,146	-	-
COCA-COLA DE CHILE S. A.	-	-	46,142	39,540
EMBOTELLADORA COCA-COLA POLAR S.A.	588,144	320,895	-	-
Total	1,725,894	671,041	46,142	39,540

2) Notes and accounts payable:

Coca-Cola de Chile S.A.:  Concentrate purchases

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	3,028,545	663,125	-	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	2,423,861	1,676,883	-	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	1,855,861	3,169,408	-	-
ENVASES CMF S. A.	1,485,550	2,605,930	-	-
ENVASES CENTRAL S. A.	765,360	613,736	-	-
ENVASES DEL PACIFICO S. A.	67,078	68,943	-	-
CICAN S.A.	-	298,435	-	-
CENTRALLI REFRIGERANTE S.A.	-	-	139,297	113,618
EMBONOR S.A.	-	-	2,520,581	2,948,458
EMBOTELLADORA COCA-COLA POLAR S.A.	-	-	651,609	756,300
Total	9,626,255	9,096,460	3,311,487	3,818,376

3) Transactions with related companies

The following table includes transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	30-sep-08		30-sep-07
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A.	Equity Investee	Finished product purchase	11,225,938	-	12,652,142	-
-	-	Sales of raw materials and supplies	1,235,304	123,469	1,285,912	77,181
COCA-COLA DE CHILE S.A.	Shareholder	Concentrate purchases	39,745,551	-	36,004,157	-
-	-	Payment of advertising participation	839,116	-839,116	3,294,337	-3,294,337
-	-	Sales of advertisement	1,243,050	-	1,244,665	-
-	-	Water source rental	1,416,696	-1,416,696	1,292,107	-1,292,107
-	-	Other sales	-	-	354,633	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder related	Concentrate purchases	48,607,285	-	42,575,152	-
-	-	Reimbursements and other purchases	1,094,343	1,094,343	404,677	404,677
-	-	Payment of advertising participation	4,851,680	-4,861,680	2,663,814	-2,663,814
ENVASES CMF S.A.	Equity Investee	Container purchases	10,606,399	-	12,164,440	-
-	-	Finished product sale	-	-	135,152	-
-	-	Dividend payment	2,652,500	-	3,433,113	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	Shareholder	Concentrate purchases	22,868,904	-	20,769,495	-
ENVASES DEL PACIFICO S.A.	Director in common	Purchase of raw materials	283,840	-	147,777	-
EMBONOR S.A.	Shareholder related	Product purchase	144,508	-	-	-
-	-	Sale of products	143,384	-	4,280,196	931,985
-	-	Product purchase	-	-	266,484	-
-	-	Sale of products	6,549,492	1,320,628	2,154,834	396,290
EMBOTELLADORA COCA-COLA POLAR S.A.	Shareholder related	Product purchase	41,789	-	-	-
-	-	Sale of products	3,641,234	528,501	3,960,132	724,570
CICAN S.A.	Equity Investee	Finished product purchase	-	-	1,377,027	-
-	-	Sales of raw materials	-	-	198,973	33,032
IANSAGRO S.A.	Director in common	Sugar purchases	12,961,632	-	12,760,361	-
VENDOMATICA S.A.	Director related company	Sale of finished products	1,038,089	311,426	1,116,485	334,945
BBVA ADMINISTRADORA GENERAL DE FONDOS	Director related company	Investment in mutual funds	11,401,000	-	48,650,393	-
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	Director related company	Redemption of mutual funds	11,401,000	-	50,651,195	-

4) Other transactions

Within the normal course of business, in 2006 the Company entered into a future supply agreement with Iansagro S.A. for the purchase of sugar.  This agreement will expire in January 2009.

Note 7 – Inventories

	30-sep-08			30-sep-07
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	13,429,828	(171,813)	13,258,015	12,520,687	(206,547)	12,314,140
Raw materials	11,540,264	(420,394)	11,119,870	12,512,885	(454,715)	12,058,170
Products in process	2,228,140	0	2,228,140	1,468,621	0	1,468,621
Raw materials in transit	1,446,518	0	1,446,518	515,582	(25,567)	490,015
Total	28,644,750	(592,207)	28,052,543	27,017,775	(686,829)	26,330,946

Note 8 - Deferred Taxes and Income Taxes

a)

At period end 2008 and 2007, the Company did no present taxable profit or non-taxable profit funds.

Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

b) The following table contains information on deferred taxes:

	30-sep-08				30-sep-07
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	287,411	5,731	-	-	327,568	46,619	-	-
Vacation provision	187,621	-	-	-	174,701	-	-	-
Production expenses	12,908	-	-	-	-	-	-	-
Depreciation of property, plant & equipment	-	-	167,601	6,746,505	-	-	117,365	3,951,937
Severance indemnities	53,737	-	20,073	172,237	-	-	32,854	216,358
Others	1,541,276	365,508	-	74,345	1,253,285	847,055	-	-
Provision for assets write off	110,407	1,188,988	-	-	388,247	791,141	-	-
Provision for labor and commercial lawsuits	-	1,918,443	-	-	-	1,371,257	-	-
Tax loss carry-forwards	3,127,601	-	-	-	3,524,655	3,204,124	-	-
Guarantee deposits	-	-	-	-	-	-	-	1,093,000
Local bond issue expenses	-	-	29	144,192	-	-	-	162,250
Contingency allowance	-	371,596	-	-	-	252,423	-	-
Accrued interests abroad	-	-	-	-	-	-	4,745,817	-
Exchange rate difference	-	-	-	12,889,755	-	-	-	13,129,086
Complementary accounts, net of amortization	-	-	-	(1,727,506)	-	-	-	(2,290,994)
Total	5,320,961	3,850,266	187,703	18,299,528	5,668,456	6,512,619	4,896,036	16,261,637

c) The following table contains information on income taxes at each period-end.

	30-sep-08	30-sep-07
	ThCh$	ThCh$
Current tax expense (tax allowance)	(14,834,552)	(12,603,901)
Tax expense adjustment (previous period)	1,450,395	415,747
Deferred income tax expense/effect over assets or liabilities	(1,065,369)	(3,174,656)
Amortization of deferred income tax asset and liability complementary accounts	(298,858)	(685,741)
Other charges or credits	(1,100,646)	(1,115,517)
Total	(15,849,030)	(17,164,068)

Note 9 - Other Current Assets

	30-sep-08	30-sep-07
	ThCh$	ThCh$
Supplies	5,116,873	4,506,849
Securities purchased under agreements to resell	1,595,000	-
Cross currency swap effects	-	31,934,331
Short term bonds discount	196,993	202,246
Accrued interest on long-term bonds	-	124,812
Wachovia Investment Fund (restricted)	-	132,248
Others	731,835	698,358
Total	7,640,701	37,598,844

Note 10 – Securities purchased under agreements to resell.

Dates		Counterparty	Currency	Subscription value	Rate	Final amount	Type of instrument	Market value
Beginning	Ending			ThCh$		ThCh$		ThCh$
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	Ch$	520,936	0.90%	521,249	Ch$ Time deposits Banco de Chile	520,936
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	Ch$	521,443	0.90%	521,756	Ch$ Time deposits Banco de Chile	521,443
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	Ch$	521,433	0.90%	521,746	Ch$ Time deposits Banco de Chile	521,433
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	UF	2,607	0.90%	2,609	Mortgage Notes Banco Santander	2,607
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	UF	5,751	0.90%	5,754	Mortgage Notes Banco Santander	5,751
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	UF	16,905	0.90%	16,915	Mortgage Notes Banco Santander	16,905
30-Sep-08	2-Oct-08	Banchile Corredores de Bolsa S.A.	UF	5,925	0.90%	5,928	Mortgage Notes Banco Santander	5,925

Note 11 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment
	Balances at September 30, 2008			Balances at September 30, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	19,085,275	-	19,085,275	18,149,585	-	18,149,585
Buildings and improvements	114,101,626	(42,488,724)	71,612,902	103,155,511	(38,963,398)	64,192,113
Machinery and equipment	267,217,189	(205,737,852)	61,479,337	244,796,465	(193,331,771)	51,464,694
Other property, plant and equipment	255,023,582	(204,628,571)	50,395,011	238,697,146	(203,081,305)	35,615,841
Technical reappraisal of property, plant & equipment	2,361,205	(718,956)	1,642,249	2,361,860	(717,184)	1,644,676
Total	657,788,877	(453,574,103)	204,214,774	607,160,567	(436,093,658)	171,066,909

b) Other property, plant and equipment
	30-sep-08	30-sep-07
	ThCh$	ThCh$
Containers	148,789,408	138,869,645
Refrigerating equipment, promotional items and other minor assets	61,965,274	62,146,726
Furniture and tools	9,087,709	8,487,710
Other	35,181,191	29,193,065
Total other property, plant and equipment	255,023,582	238,697,146

c) Technical reappraisal of property, plant and equipment

	Balances at September 30, 2008			Balances at September 30, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,576,539	-	1,576,539	1,577,414	-	1,577,414
Buildings and improvements	220,715	(163,144)	57,571	220,837	(158,316)	62,521
Machinery and equipment	563,951	(555,812)	8,139	563,609	(558,868)	4,741
Total	2,361,205	(718,956)	1,642,249	2,361,860	(717,184)	1,644,676

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$26,462,630 (ThCh$23,925,640 in 2007) of which ThCh$20,072,468 (ThCh$17,739,245 in 2007) are included under Operating Costs and ThCh$6,390,162 (ThCh$6,186,395 in 2007) under Sales and Administrative Expenses in the income statement.

Note 12 - Investment in Related Companies

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years are shown in the table attached.

Company	Country	Functional Currency	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00%	50.00%	36,998,009	38,974,222	2,191,411	2,683,475	314,861	641,412	18,499,005	19,487,111	1,065,051	1,149,222	17,433,954	18,337,889
HOLDFAB PARTIC. LTDA.	BRAZIL	US$	1,283,158,339	14.73%	0.00%	31,683,897	-	2,329,752	-	343,217	-	4,667,640	-	-	-	4,667,640	-
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.91%	49.91%	5,175,644	4,785,344	53,030	(329,961)	12,145	(168,886)	2,583,164	2,388,366	258,319	258,463	2,324,845	2,129,903
KAIK PARTIPACOES	BRAZIL	US$	16,098,919	11.32%	11.32%	9,964,743	10,160,567	(52,874)	619,851	(5,985)	70,165	1,127,979	1,150,145	-	-	1,127,979	1,150,145
CICAN S.A.	ARGENTINA	US$	-	-	15.00%	-	6,187,681	-	(15,856)	-	(241,020)	-	940,528	-	-	-	940,528
Total												26,877,788	23,966,150	1,323,370	1,407,685	25,554,418	22,558,465

The main changes occurred in the reported periods are described below:

In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$753,582.  Subsequent to the acquisition Embotelladora Andina S.A. made a ThCh$386,400 capital contribution to Embotelladoras del Sur S.A

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and loan to Embotelladoras del Sur S.A., have been recorded as an intangible since the final purpose is not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

On October 4, 2007, our subsidiary Rio de Janeiro Refrescos Ltda, acquired a 14.732% ownership interest in Holdfab Participações Ltda., for an amount of ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment): ThCh$ -1,065,051 in 2008 (ThCh$ -1,149,222 in 2007)

Envases Central S.A. (purchase of finished products): ThCh$ -14,322 in 2008 (ThCh$ -4,303 in 2007)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$257 million.

Note 13 - Goodwill and Negative Goodwill

Company	30-sep-08		30-sep-07
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
RIO DE JANEIRO REFRESCOS LTDA.	2,793,063	36,601,117	2,829,338	40,855,599
EMBOTELLADORA DEL ATLÁNTICO S.A.	2,166,265	21,707,608	2,195,595	24,928,976
VITAL S. A.	-	-	81,602	-
Total	4,959,328	58,308,725	5,106,535	65,784,575

Note 14 - Other Long Term Assets

	30-sep-08	30-sep-07
Bonds:	ThCh$	ThCh$
Celulosa Arauco S.A.	-	1,674,312
Compañía Manufacturera de Papeles y Cartones S.A.	-	7,636,406
Teléfonos de México S.A.	-	1,118,682
Codelco S.A.	-	2,601,456
Raytheon Company	-	2,213,984
International Paper Company	-	2,184,709
Judicial deposits (Brazil)	8,609,493	7,355,742
Transfer fiscal credits (Brazil)	5,340,205	5,839,291
Prepaid expenses	3,666,371	2,986,572
Bond issuance and placement expenses	2,873,871	3,174,368
Spare parts	2,597,970	3,068,843
Non operating assets	1,387,378	562,371
Cross currency swaps	-	3,141,977
Others	57,237	62,361
Total	24,532,525	43,621,074

Note 15 - Short-Term and Long-Term Bank Liabilities

a) SHORT TERM BANK LIABILITIES

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Indexed Ch$		TOTAL
	2008	2007	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BANCO NVO SANTA FE	1,861,059	-	-	-	1,861,059	-
BANCO BBVA FRANCES	5,215,536	-	-	-	5,215,536	-
BANCO BILBAO VIZCAYA ARGENTARIA	-	-	37,343	-	37,343	-
BANCO BBVA	-	-	-	2,745,616	-	2,745,616
BANCO GALICIA	3,570,333	6,655,576	-	-	3,570,333	6,655,576
BANCO SANTANDER	-	-	-	430	-	430
Total	10,646,928	6,655,576	37,343	2,746,046	10,684,271	9,401,622
Principal due	10,329,941	6,655,576	37,343	2,745,616	10,367,284	9,401,192

Annual average interest rate	17.64%	13.47%
Foreign currency liabilities	99.65%
Local currency liabilities	0.35%

b) LONG TERM BANK LIABILITIES (short term portion)

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO ALFA	121,159	128,097	121,159	128,097
BANCO SANTANDER	-	94,232	-	94,232
BANCO BOSTON	-	5,865	-	5,865
BANCO VOTORANTIM	1,918	1,858	1,918	1,858
Total	123,077	230,052	123,077	230,052
Principal due	123,077	230,052	123,077	230,052

Annual average interest rate	11.89%	15.66%

Foreign currency liabilities	100.00%

Note 16 - Long-Term Bank Liabilities

	Currency	Years to maturity			Total long	Annual average interest rate	Total long
Bank or Financial Institution	or indexation adjustment	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	term at period end 2008		term at period end 2007
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
BANCO VOTORANTIM	Other currencies	231,312	118,828	59,841	409,981	9.40%	494,575
BANCO ALFA	Other currencies	121,279	81,498	-	202,777	10.80%	338,962
TOTAL		352,591	200,326	59,841	612,758		833,537
Foreign currency liabilities	100%

Note 17 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$200 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2008	2007
Current portion of bonds payable								ThCh$	ThCh$
Register 254 SVS June 13, 2001 capital and interest	A	-	UF	6.20%	Jun. 1, 2008	Semiannual	jun-08	-	14,116,933	Chile
Register 254 SVS June 13, 2001 capital and interest	B	3,700,000	UF	6.50%	Jun. 1, 2026	Semiannual	dic-09	1,656,078	1,654,050	Chile
Total current maturities								1,656,078	15,770,983
Long term portion of bonds payable
Yankee bonds	B	-	US$ Exchange rate	7.625%	Oct. 1, 2027	Semiannual	oct-27	-	2,235,098	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	Jun. 1, 2026	Semiannual	dic-09	77,656,858	77,561,562	Chile
Total long term								77,656,858	79,796,660

Note 18 - Provisions and Write-Offs

	Short term		Long term
Provisions
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions and social contributions (Brazil)	3,078,641	2,988,005	6,590,170	9,097,821
Staff severance indemnities	699,274	771,949	6,947,162	6,696,989
Contingencies	4,725	52,092	2,535,096	2,580,243
TOTAL	3,782,640	3,812,046	16,072,428	18,375,053

Note 19 - Staff Severance Indemnities

	30-sep-08	30-sep-07
Staff Severance Indemnities	ThCh$	ThCh$
Beginning balance	7,133,867	6,807,169
Provision for the period	1,485,330	787,960
Payments	(972,761)	(126,191)
Ending balance	7,646,436	7,468,938

Note 20 - Minority Interest

	30-sep-08	30-sep-07
LIABILITIES	ThCh$	ThCh$
Vital Aguas S. A.	1,319,559	1,354,644
Embotelladora del Atlántico S. A.	9,104	9,730
Andina Inversiones Societarias S.A.	19	47
	1,328,682	1,364,421

	30-sep-08	30-sep-07
INCOME STATEMENT	ThCh$	ThCh$
Vital Aguas S. A.	46,702	(32,595)
Embotelladora del Atlántico S. A.	(832)	(391)
Andina Inversiones Societarias S.A.	(2)	(5)
	45,868	(32,991)

Note 21 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	September 30,2008						September 30,2007
	Paid in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	217,013,513	-	(11,443,442)	11,171,454	(17,194,331)	81,601,944	202,060,999	-	1,750,275	10,005,036	(13,438,065)	74,355,094
Distribution of prior year income	-	-	-	64,407,613	17,194,331	(81,601,944)	-	-	-	60,917,029	13,438,065	(74,355,094)
Final dividend prior year	-	-	-	(7,667,367)	-	-	-	-	-	(8,876,966)	-	-
Translation adjustment reserve	-	-	7,062,983	-	-	-	-	-	(10,563,532)	-	-	-
Extraordinary dividend charge to accumulated income	-	-	-	(50,387,956)	-	-	-	-	-	(52,040,412)	-	-
Capital revalued	-	14,973,932	(789,598)	5,214,956	-	-	-	10,305,111	89,264	936,658	(178,816)	-
Income for the period	-	-	-	-	-	55,488,278	-	-	-	-	-	49,600,577
Interim dividends	-	-	-	-	(11,377,204)	-	-	-	-	-	(11,176,036)	-
Ending balance	217,013,513	14,973,932	(5,170,057)	22,738,700	(11,377,204)	55,488,278	202,060,999	10,305,111	(8,723,993)	10,941,345	(11,354,852)	49,600,577
Price level restated balances							220,852,672	11,263,486	(9,535,324)	11,958,890	(12,410,853)	54,213,431

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	108,506,757	108,506,757
B	108,506,756	108,506,756

Other Reserves

Balance of Other Reserves is composed as follows:
	2008	2007
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(6,328,550)	(10,694,449)
Reserve for technical reappraisal of property, plant and equipment	71,930	72,221
Other	1,086,563	1,086,904
Total	(5,170,057)	(9,535,324)

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Foreign Exchange rate generated during the period		Reserve release / realized(*)
	Balance				Balance
Company	01-ene-08	Investment	Liabilities		30-sep-08
	ThCh$	ThCh$	ThCh$		ThCh$
Rio de Janeiro Refrescos Ltda.	(8,097,464)	1,033,230	-	2,694,455	(4,369,779)
Embotelladora del Atlántico S. A.	(5,294,054)	1,059,797	-	2,275,486	(1,958,771)
Total	(13,391,518)	2,093,027	-	4,969,941	(6,328,550)

(*) Reserve realized resulted from dividends paid by our subsidiary Rio de Janeiro Refrescos Ltda. and by the capital decrease and dividend distribution of our subsidiary Embotelladora del Atlántico S.A.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:	2008	2007
	ThCh$	ThCh$
Reverse provision	5,128,437	0
Recovery of prior year taxes	0	4,535,298
Earnings on sale of property, plant & equipment	129,908	0
Other income	610,062	225,344
Sub-total	5,868,407	4,760,642
Translation of financial statements(1)	0	1,828,382
Total	5,868,407	6,589,024

Other non-operating expenses during the period was as follows:
Conversion adjustment reserve realized(2)	(4,969,941)	(1,258,539)
Bank taxes(3)	(1,673,455)	(2,398,723)
Provision for labor and commercial lawsuits	(604,781)	(427,055)
Obsolescence and write-offs of property, plant and equipment	(4,453)	(662,460)
Provision loss of investment in Centralli	(81,250)	(59,964)
Loss on sale of property, plant and equipment	0	(161,060)
Others	(1,498,064)	(1,407,513)
Sub-total	(8,831,944)	(6,375,314)
Translation of financial statements(1)	(2,211,557)
Total	(11,043,501)	(6,375,314)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2008 and 2007 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking accounts movements in our foreign subsidiaries and are not related to obtaining financial resources.

Note 23 - Price-Level Restatement

	Adjustment index	September 30,2008	September 30,2007
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	9,495	(56,368)
Property, plant and equipment	CPI	7,061,422	4,546,675
Investments in related companies	CPI	8,774,249	8,394,785
Cash, Time Deposits, Marketable Securities	UF	1,117,380	563,644
Cash, Time Deposits, Marketable Securities	CPI	2,821,867	-
Sales notes receivable	CPI	-	225
Short term accounts receivable from related companies	CPI	2,108,118	2,215,152
Short term accounts receivable from related companies	UF	484,646	-
Recoverable taxes	CPI	44,571	(67,606)
Other current assets	UF	112,518	756,069
Other current assets	CPI	249,744	80,276
Other long term assets	CPI	148,230	3,331,142
Cost and expense accounts	CPI	6,844,701	4,742,440
Total (charges) credits		29,776,941	24,506,434

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(16,328,467)	(12,189,374)
Short and long term bonds payable	UF	(5,016,148)	(3,993,830)
Short and long term bonds payable	CPI	(188,106)	(1,070,628)
Other current liabilities	UF	(238,118)	(103,562)
Other current liabilities	CPI	(556,844)	(451,721)
Other long term liabilities	CPI	(311,280)	(210,110)
Income accounts		(8,941,905)	(6,068,696)
Total (charges) credits		(31,580,868)	(24,087,921)
Price-level restatement (loss ) gain		(1,803,927)	418,513

Note 24 - Foreign Exchange Gains/Losses

	Currency	30-sep-08	30-sep-07
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	(237,765)	(85,923)
Time deposits	US$	859,087	(2,026)
Marketable securities (net)	US$	2,490,636	(1,997,898)
Trade accounts receivable	US$	457	35
Other debtors (net)	US$	44,811	(4,007)
Accounts receivable related companies	US$	1,787,297	(5,279,320)
Inventories (net)	US$	(11,921)	(338)
Other current assets	US$	724,687	171,349
Recoverable taxes	US$	117	-
Prepaid expenses	US$	210	-
Property, plant and equipment	US$	210	-
Others	US$	(63,602)	(4,509,294)
Total (charges)/credits		5,594,224	(11,707,422)

Liabilities - (Charges) / credits
Bonds payable	US$	-	125,750
Accounts payable	US$	(96,318)	53,706
Accounts payable related companies	US$	613,762	-
Provisions	US$	(510,422)	10,371
Prepaid income	US$	2,417	9,616
Other current liabilities	US$	(569,705)	(268,918)
Bonds payable long term	US$	-	1,890,855
Other creditors	US$	4,492	-
Total (charges) credits		(555,774)	1,821,380
Foreign exchange gain (loss) on income		5,038,450	(9,886,042)

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented under Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 17.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$3,226,880 and ThCh$3,561,120 in 2007.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2008 amounted to ThCh$219,103 and ThCh$245,348 in 2007.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	30-Sep-08	Maturity date	30-Sep-07	Maturity date
	ThCh$		ThCh$
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	23-Dec-08	(6,107,704)	24-Oct-07
Addition to property, plant and equipment	(1,726,558)	30-Nov-08	(2,648,210)	30-Nov-07
Addition to property, plant and equipment	(13,526)	30-Dec-08	(13,413)	30-Dec-07
Addition to property, plant and equipment	(52,369)	30-Oct-08	(250,017)	23-Oct-07
Total expenses	(7,380,471)		(9,019,344)

Expected cash inflow
Income
Sale of property, plant and equipment	14,451	31-Oct-08	4,505	31-Oct-07
Total income	14,451		4,505

Total net	(7,366,020)		(9,014,839)

Note 27 - Derivative Contracts

Derivative contracts at September 30, 2008 were as follows:

						Hedged item or Transaction			Assets / Liabilities		Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Hedged Item Value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
FR	CCPE	39,774,534	4th Quarter 2008	US$ Exchange Rate	S	Foreign currency financial investment	39,774,534	41,781,336		-	(2,006,802)	-
FR	CCTE	23,990,393	4th Quarter 2008	US$ Exchange Rate	P	Suppliers foreign currency	24,146,931	-	Other current assets and liabilities	819,104	(44,077)	863,181
FR	CCTE	3,495,461	4th Quarter 2008	US$ Exchange Rate	S	Suppliers foreign currency	3,484,279	-	Other current assets and liabilities	323,509	-	(323,509)
FR	CCTE	5,853,714	1st Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	5,756,468	-	Other current assets and liabilities	206,825	-	206,825

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that these proceedings may result in losses or gains that may have a material effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,434,734 (ThCh$1,527,622 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,100,362 (ThCh$1,052,621 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$4,725 (ThCh$52,092 in 2007).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at September 30, 2008 are presented on the following table:

						Balances pending at end of period
Guarantee creditor	Debtor		Type of guaranty	Assets involved					Guaranty release
	Name	Relation		Type	Accounting Value	2008	2007	2009	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	12,416,173	11,695,356	11,289,788	-	-
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial deposit	11,242,668	-	-	-	-
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	165,741	172,757	-	165,741
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	11,744	11,399	11,744	-
ESCUELA MILITAR	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	2,014	-	2,019	-
MUNICIPALIDAD DE MAIPU	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	105,005	-	-	-
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Temporary export of molds	10,200	-	-	-	-

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at September 30, 2008 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

RUSEEL W. COFFIN	Subsidiary	Letter of credit	50,536,137	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	31,440,547	US$	Purchase of Rio de Janeiro Refrescos Ltda.
CLIENTES DIVERSOS	Subsidiary	Deposits	3,190,509	US$	Guaranty over containers
SOC. COM. CHAMPFER	Subsidiary	Mortgage	1,626,338	US$	Distributor credit
MAC COKE DIST. BEB.	Subsidiary	Mortgage	1,062,088	US$	Distributor credit
FRANCISCANA DIST.	Subsidiary	Mortgage	799,303	US$	Distributor credit
DIST REAL COLA	Subsidiary	Mortgage	771,930	US$	Distributor credit
ZULEMAR COMERCIO DE BEBIDAS	Subsidiary	Mortgage	643,275	US$	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
MOTTA DISTRIBUIDORA DE BEBIDAS	Subsidiary	Mortgage	410,601	US$	Distributor credit
AGUIAR DIST. DE BEBIDAS	Subsidiary	Mortgage	405,126	US$	Distributor credit

Note 30 - Local and Foreign Currency

Assets at each period end were composed of local and foreign currencies as follows:

	Currency	30-sep-08	30-sep-07
		ThCh$	ThCh$
Current Assets
Cash	Non-indexed Ch$	2,436,983	4,275,177
-	US$	4,369,790	4,466,596
-	$AR	1,233,003	1,084,758
-	$R	6,133,656	22,164,616
Time Deposits	US$	17,389,922	20,819
-	Non-indexed Ch$	35,587,196	13,131,366
-	$R	32,226	164,753
Marketable Securities (Net)	Non-indexed Ch$	7,855,121	3,541,979
-	US$	32,165,093	45,413,915
-	$R	158,759	(298,704)
-	$AR	-	22,045
Trade Accounts Receivable (Net)	Non-indexed Ch$	14,642,180	13,765,913
-	US$	715,632	664,905
-	$AR	2,698,140	2,132,847
-	$R	13,191,658	13,350,309
Notes Receivable	Non-indexed Ch$	6,807,755	6,517,841
-	$AR	677,886	400,435
-	$R	1,833,444	2,642,614
Other Debtors (Net)	Non-indexed Ch$	3,603,900	2,560,637
-	US$	86,288	122,119
-	$AR	3,933,662	579,032
-	$R	7,037,377	6,039,744
Notes Receivable Related Companies	Non-indexed Ch$	1,725,894	671,041
Inventories (Net)	Indexed Ch$	8,344,332	6,960,058
-	US$	2,372,132	1,836,308
-	$AR	7,238,743	6,732,187
-	$R	10,097,336	10,802,393
Recoverable Taxes	Indexed Ch$	1,701,324	2,550,606
-	Non-indexed Ch$	2,336,345	-
-	$AR	349,343	1,313,559
-	$R	210,798	196,654
Prepaid Expenses	Non-indexed Ch$	1,598,421	1,395,838
-	Indexed Ch$	-	35,383
-	US$	61,358	58,949
-	$AR	271,101	226,758
-	$R	1,045,142	623,005
Deferred Taxes	Indexed Ch$	693,019	772,420
-	$AR	385,950	-
-	$R	4,054,289	-
Other Current Assets	Non-indexed Ch$	3,654,288	127,649
-	Indexed Ch$	-	1,174,395
-	US$	564,172	32,671,728
-	$AR	983,214	994,960
-	$R	2,439,027	2,630,112
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	97,312,859	84,679,566
-	US$	106,901,915	86,387,343
Other Assets
Investments in Related Companies	Indexed Ch$	19,758,798	20,467,792
-	US$	-	940,528
-	$R	5,795,620	1,150,145
Investments in Other Companies	US$	77,759	14,044
-	Indexed Ch$	48,868	48,895
Goodwill	Indexed Ch$	-	1,200,426
-	US$	58,308,725	64,584,149
Long Term Debtors	$AR	10,947	20,620
-	Non-indexed Ch$	9,155	21,738
-	$R	-	-
Notes Receivable Related Companies	Indexed Ch$	46,142	39,540
-	$AR	-	-
Intangibles	US$	315,280	445,993
-	Non-indexed Ch$	1,139,981	-
Amortization	US$	(169,464)	(282,226)
Others	Non-indexed Ch$	2,431,002	2,219,951
-	Indexed Ch$	2,025,685	3,201,530
-	US$	11,545	20,555,943
-	$AR	3,319,282	2,374,598
-	$R	16,745,011	15,269,052
Total Assets	Non-indexed Ch$	83,828,221	48,229,130
	US$	223,170,147	257,901,113
	$AR	21,101,271	15,881,799
	$R	68,774,343	74,734,693
	Indexed Ch$	129,931,027	121,130,611

Note 30 - Local and Foreign Currency (continuation)

Current liabilities for the period ended September 30, 2008 and 2007, denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		30-sep-08		30-sep-07		30-sep-08		30-sep-07
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	Non-indexed Ch$	37,342		2,746,046		-		-
-	$AR	5,156,728	11.55%	6,655,576	11.55%	5,490,201	17.93%	-
Long term bank liabilities	$R	-		-		123,077	11.89%	230,052	13.47%
Long term bonds payable	Indexed Ch$	-	-	8,853,331	6.20%	1,656,078	6.50%	6,917,652	6.20%
Dividends payable	Indexed Ch$	5,787,210		6,327,993		-		-
-	$AR	5,986		4,898		-		-
Accounts payable	Non-indexed Ch$	24,962,942		18,590,199		-		-
-	US$	2,347,533		3,532,957		-		-
-	$AR	11,351,304		6,558,541		100,001		-
-	$R	7,792,811		12,922,660		50,000		-
-	EURO	18,789		28,663		-		-
Other creditors	$AR	168,013		151,000		54,128		40,633
-	$R	4,413,430		3,894,513		-		-
-	US$	98,784		280,913		-		-
Notes and accounts payable related companies	Non-indexed Ch$	5,346,532		3,951,734		-		-
-	US$	-		298,435		-		-
-	$AR	2,423,861		1,676,883		-		-
-	$R	1,855,862		3,169,408		-		-
Provisions	Non-indexed Ch$	703,999		824,041		-		-
-	$R	-		-		3,078,641		2,988,005
Withholdings	Non-indexed Ch$	7,558,941		1,211,652		-		-
-	Indexed Ch$	-		5,067,222		-		-
-	$AR	5,875,075		4,888,350		-		-
-	$R	-		-		3,740,688		4,072,737
Income tax provision	Indexed Ch$	403,568		1,335,635		-		-
-	$AR	1,134,313		-		-		1,124,464
-	$R	-		-		1,190,479		1,046,305
Unearned income	Non-indexed Ch$	29,626		568,945		-		-
Deferred taxes	Indexed Ch$	-		-		-		-
-	$AR	-		-		-		-
Other current liabilities	Non-indexed Ch$	2,464,095		6,118,933		-		-
-	US$	2,006,802		-		-		-
Total current liabilities	Non-indexed Ch$	41,103,477		34,011,550		-		-
	US$	4,453,119		4,112,305		-		-
	$AR	26,115,280		19,935,248		5,644,330		1,165,097
	$R	14,062,103		19,986,581		8,182,885		8,337,099
	Indexed Ch$	6,190,778		21,584,181		1,656,078		6,917,652
	EURO	18,789		28,663		-		-

Note 30 - Local and Foreign Currency (continuation)

Long term liabilities at September 30, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	$R	612,758	9.86%	-		-		-
Long term bonds payable	Indexed Ch$	9,136,101	6.50%	9,136,101	6.50%	22,840,252	6.50%	36,544,404	6.50%
Other creditors	$AR	59,827		-		-		-
Notes and accounts payable related companies	Non-indexed Ch$	3,172,190		-		-		-
-	Other currencies	-		139,297		-		-
Provisions	Non-indexed Ch$	835,589		-		-		-
-	$AR	1,434,734		-		-		-
.	$R	7,690,532		-		-		-
-	Indexed Ch$	-		-		-		6,111,573
Deferred taxes	Non-indexed Ch$	699,529		-		-		477,535
-	$AR	-		665,286		-		-
-	$R	12,606,912		-		-		-
Other liabilities	Non-indexed Ch$	-		-		4,820,681		-
-	$AR	-		300,095		2,700,854		-
-	$R	4,398,076		-		-		-
Total long term liabilities	$R	25,308,278		-		-		-
	Indexed Ch$	9,136,101		9,136,101		22,840,252		42,655,977
	$AR	1,494,561		965,381		2,700,854		-
	Non-indexed Ch$	4,707,308		-		4,820,681		477,535
	Other currencies	-		139,297		-		-

Long term liabilities at September 30, 2007 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	833,537	10.19%	-		-		-
Long term bonds payable	Indexed Ch$	4,562,444	6.45%	9,124,889	6.50%	22,812,221	6.50%	41,062,009	6.50%
-	US$	-		-		-		2,235,097	7.63%
Other creditors	$AR	77,462		-		-		-
-	$R	-		31,486		-		-
Notes and accounts payable related companies	Non-Indexed Ch$	3,704,758		-		-		-
-	$R	113,618		-		-		-
Provisions	Non-Indexed Ch$	810,016		-		-		-
-	Indexed Ch$	-		-		-		5,886,973
-	$AR	1,527,622		-		-		-
-	$R	10,150,442		-		-		-
Deferred taxes	Indexed Ch$	1,822,564		-		-		-
-	$AR	-		709,132		-		-
-	$R	7,217,322		-		-		-
Other liabilities	Non-Indexed Ch$	-		-		5,736,936		-
-	$AR	-		235,304		2,117,729		-
-	$R	3,320,686		-		-		-
Total long term liabilities	$R	21,635,605		31,486		-		-
	Indexed Ch$	6,385,008		9,124,889		22,812,221		46,948,982
	US$	-		-		-		2,235,097
	$AR	1,605,084		944,436		2,117,729		-
	Non-Indexed Ch$	4,514,774		-		5,736,936		-

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32 - Subsequent Events

No subsequent events have taken pace since September 30, 2008 until the date of filing of these financial statements.

Note 33 – Companies subject to special regulations

The Company and its subsidiaries are not subject to special regulations.

Note 34 – Environment

The Company has disbursed ThCh$2,294,263 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$215,771.

Note 35 – Time deposits

The Company and its subsidiaries have invested in time deposits that are valued at the restated cost plus accrued interests as of the closing date of these financial statements, according to the following table:

Time Deposits

			30-Sep-08	30-Sep-07
Institution	Currency	Rate	ThCh$	ThCh$
Banco Santander	UF	2.42%	14,579,091	-
Royal Bank of Canada	US$	2.73079%	11,876,237	-
Banco BBVA	UF	2.90%	8,018,945	-
Banco del Estado	US$	3.78%	5,513,679	-
Banco Chile	UF	2.00%	5,478,248	-
Banco Chile	UF	0.70%	3,232,748	-
Banco Chile	UF	3.40%	2,244,768	-
Banco Chile	UF	1.20%	2,033,396	-
Banco Votorantim	R$	13.87%	32,232	104,551
Banco Santander	Ch$	0.53%	-	59,087
Banco Santander	Ch$	0.54%	-	13,072,280
Banco Pactual	R$	13.75%	-	60,560
Banco BBVA Francés	AR$	11.00%	-	20,460
Total			53,009,344	13,316,938

I.

Analysis of Results for the Third Quarter and Nine Months ended September 30, 2008

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of September 2008, therefore all variations are in real terms over a 9.3% annual inflation (September 2007 through September 2008.)

Highlights

•

Operating Income reached Ch$27,346 million during the Third Quarter of 2008, a 5.5% increase in real terms compared to the same period of the previous year.  Operating Margin was 14.7%.

•

Consolidated Sales Volume for the Third Quarter amounted to 104.6 million unit cases, an increase of 5.7% during the quarter.

•

Third Quarter EBITDA totaled Ch$36,302 million, a 6.6% increase in real terms compared to the Third Quarter of 2007. EBITDA Margin was 19.6%.

•

Net Income for the Third Quarter of 2008 reached Ch$17,032 million, 6.8% higher than the figure recorded in the Third Quarter of 2007.

•

Consolidated Operating Income reached Ch$87,968 million during the period ended September 30, 2008, 11.0% higher in real terms than the figure recorded as of September 30, 2007.  Operating Margin was 15.7%.

•

Consolidated Sales Volume for the period ended September 30, 2008 totaled 322.5 million unit cases, an increase of 4.5% compared to 2007.

•

Consolidated EBITDA for the period ended September 30, 2008 amounted to Ch$114,431 million, an increase of 10.9% in real terms.  EBITDA Margin was 20.4%.

•

Net Income for the First Nine Months of 2008 reached Ch$55,488 million, 2.4% higher in real terms than the figure reported for the First Nine Months of 2007.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“Undoubtedly, this year has been a complex one, marked by inflationary scenarios and financial turbulence. Nevertheless, as of the third quarter we increased our consolidated volumes by 4.5%, where the categories of juices and waters stand out with a 20% growth rate, and we also increased our consolidated cash generation in real terms by 11%. We are convinced that Andina has great strengths to face the current world-wide confidence crisis, to name a few: a privileged liquidity position and our strong competitive position in a sector of non-durable goods, which along with the impeccable point of sale execution allows us to view the future with confidence.“

CONSOLIDATED SUMMARY

Nine Months ended September 30, 2008 vs. Nine Months ended September 30, 2007

During the First Nine Months of 2008, the Company’s results were due to growth in volume, increases in prices slightly lower than local inflation and the complex macroeconomic environment. The average 15.6% and 8.3% appreciation of the Brazilian real and Chilean peso, respectively has had a positive impact over our dollar-denominated cost and the translation of figures for those cash flows generated in Brazil.  The Argentine peso remained stable on average.

Consolidated Sales Volume amounted to 322.5 million unit cases, an increase of 4.5%.  Soft Drinks increased 3.2%, while the other categories of, Juices, Waters and Beer together increased by 18.3%, driven by several launchings during the period.

Net Sales amounted to Ch$560,753 million, 16.0% higher than 2007 in real terms.  Resulting from higher volumes, price adjustments in the three countries where we operate and in the case of Brazil, a favorable exchange rate upon translation of figures.

Cost of Sales per unit case increased 8.3% compared to the First Nine Months of 2007, mainly due to: (i) higher concentrate costs in our Brazilian and Argentine franchises due to price increases and in Chile given the new bottler incidence agreement; (ii) increased labor costs in the three franchises at a different level; (iii) increased prices for PET resin in the three countries, and (iv) increased price of sugar in Argentina.  All of which was partially offset by the appreciation of the Brazilian real and Chilean peso, thus decreasing the costs of U.S. dollar-denominated raw materials, and the lower price of sugar in Chile and Brazil resulting from negotiations with suppliers.

On the other hand, SG&A expenses increased 25.5% as a result of higher volumes and increased freight fees, which rose due to higher labor costs and fuel prices as well as road blockages in Argentina due the agricultural workers’ strike. In addition these expenses were impacted by the effect upon translation of figures of our Brazilian operation, and increased advertising investments in our Argentine operation.

Consolidated Operating Income amounted to Ch$87,968 million, an 11.0% increase in real terms compared to the First Nine Months of 2007. Operating Margin was 15.7%, a decrease of 70 basis points.

Consolidated EBITDA amounted to Ch$114,431 million, an increase of 10.9% in real terms. EBITDA Margin was 20.4%.

Third Quarter 2008 vs. Third Quarter 2007

Consolidated Sales Volume for the Third Quarter of 2008 reached 104.6 million unit cases, a 5.7% increase compared to the same period of the previous year. Soft drinks increased 5.3% and the “other categories” increased 9.7%, driven by new launchings.

Net Sales amounted to Ch$185,661 million, representing a 15.3% improvement in real terms compared to the Third Quarter of 2007, mainly due to increased volumes, price adjustments and a favorable exchange rate upon translation of figures in the case of Brazil.

Cost of Sales per unit case increased 10.0%, mainly explained by the previously-mentioned circumstances during the First Nine Months of 2008.

SG&A expenses increased 19.2%, as a result of increased volumes, higher freight fees and the increase in advertising investments due to launchings during the quarter, in addition to the effect upon translation of figures of our Brazilian operation.

Consolidated Operating Income amounted to Ch$27,346 million, a 5.5% increase in real terms compared to the Third Quarter of 2007. Operating Margin was 14.7%.

Finally, Consolidated EBITDA amounted to Ch$36,302 million, increasing by 6.6% in real terms compared to the same period of the previous year. EBITDA Margin was 19.6%.

SUMMARY BY COUNTRY

CHILE

Nine Months ended September 30, 2008 vs. Nine Months ended September 30, 2007

During the First Nine Months of 2008, Sales Volume amounted to 111.6 million unit cases a significant 6.6% growth compared to the First Nine Months of 2007.  This growth was a result of increased soft drink volumes (+3.9%) as well as an increase in the Juices and Waters segment (+19.1%).   In addition to the volume contributed by the water brand Benedictino, launched in February, and by the energy drink BURN, launched in May, the company launched  during September, Fanta Zero, seeking to modernize the brand and capitalize the Zero trend, and Nestea Green Tea, increasing the iced-tea portfolio.

Net Sales amounted to Ch$191,227 million, a 4.6% improvement in real terms compared to the previous year, as a result of higher volumes and offset by a 1.9% decrease in real terms of the average income per unit case.

Cost of Sales per unit case decreased 1.2%.  This lower cost is mainly explained by the lower costs of sugar and by the positive effect of the 8.3% average revaluation during the period over al U.S. dollar-denominated raw materials. These factors were partially offset by increased concentrate costs (resulting from price increases and a higher incidence), cost of PET resin and increased labor costs.

SG&A expenses increased 11.0% due to increased volumes, higher freight fees and labor costs associated to sales.

Operating Income was 3.8% lower in real terms than the figure reported in the same period of 2007, amounting to Ch$38,098 million.  Operating Margin was 19.9%.

EBITDA amounted to Ch$49,634 million, remaining stable in real terms compared to 2007.  EBITDA Margin was 26.0%.

Third Quarter 2008 vs. Third Quarter 2007

During the Third Quarter of 2008 Sales Volume amounted to 35.8 million unit cases, a 5.7% growth compared to the same period of the previous year, where “other categories” were a strong growth driver recording a 13.2% increase.

Net Sales amounted to Ch$60,837 million, reflecting a growth of 4.6%, with a real average income per unit case 1.0% lower than that of 2007.

Cost of Sales per unit case decreased 2.6%.  This lower cost is mainly explained by the previously-mentioned circumstances during the First Nine Months of 2008.

SG&A expenses increased 10.2%, due to the reasons previously–mentioned.

Operating Income amounted to Ch$11,371 million, a 3.2% increase in real terms compared to the Third Quarter of 2007.  Operating Margin was 18.7%.

EBITDA amounted to Ch$15,148 million, a 4.7% increase in real terms regarding the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 24.9%.

BRAZIL

For the Third quarter and Nine Months of 2008 the appreciation of the Brazilian real to the Chilean peso had a positive impact over income and a negative impact over costs and expenses due to figure translation.

Nine Months ended September 30, 2008 vs. Nine Months ended September 30, 2007

Sales Volume amounted to 124.3 million unit cases, a slight increase compared to the 123.9 million unit cases recorded as of September 30, 2007, strongly affected by the contraction in consumer demand and weather conditions in the territories within our franchise.

Net Sales reached Ch$247,425 million, increasing 19.4% in real terms compared to the previous year.  This increase was as a result of price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 12.9%, mainly due to: (i) higher concentrate costs due to price increases; (ii) increased prices for PET resin; (iii) increased aluminum costs (sales volume for cans represented 14% of total sales volume); (iv) higher depreciation, and (v) effect upon the translation of figures (with a negative impact over costs).  All of these factors were partially offset by a decrease in sugar prices and the positive effect of the appreciation of the Brazilian real over US dollar denominated raw material costs.

Higher freight fees and labor costs, and particularly the effect upon translation of figures led to a 29.7% increase of SG&A expenses.

Operating Income increased 21.4%, amounting to Ch$38,926 million. Operating Margin was 15.7%, an improvement of 20 basis points.

EBITDA amounted to Ch$48,236 million, an increase of 19.4% in real terms, with an EBITDA Margin of 19.5%, in line compared to the same period of the previous year.

Third Quarter 2008 vs. Third Quarter 2007

Sales Volume for the Third Quarter of 2008 amounted to 40.5 million unit cases, representing a 1.8% increase compared to the Third Quarter of 2007.   This low volume growth reflects the slow recovery of consumer demand after a consumer pattern shift towards durable goods, less available wages in low income families (as a result of inflation) and lower temperatures than those recorded during the same period last year.

Net Sales reached Ch$82,081 million, representing an increase of 13.6%.  This growth is explained by price adjustments during the period, and a favorable exchange rate upon translating figures into US dollars.

Cost of Sales per unit case increased 16.7% mainly explained by the previously mentioned circumstances for the First Nine Months.

SG&A’s increased 12.8% due to increased freight fees, labor costs and the effect upon translation of figures.

Operating Income reached Ch$12,638 million, remaining stable in real terms and Operating Margin was 15.4%.

Finally, EBITDA amounted to Ch$15,960 million, an increase of 2.0% in real terms compared to the Third Quarter of 2007.   EBITDA Margin was 19.5%.

ARGENTINA

Nine Months ended September 30, 2008 vs. Nine Months ended September 30, 2007

Sales Volume reached 86.6 million unit cases, an 8.2% improvement compared to the Sales Volume reported in 2007, driven by the increase in salaries and private consumption observed during the period.

Net Sales reached Ch$124,247 million, representing an increase of 29.6% in real terms. This improvement is explained by higher volumes and significant price adjustments that took place during the period.

Cost of Sales per unit case increased 15.9%, mainly explained by increased costs of concentrate (as a result of price increases), sugar and PET resin and higher labor costs.

SG&A expenses increased 37.0% mainly due to higher salaries, and increased freight fees (due to labor costs, fuel prices and the agricultural strike that increased our distribution costs) and advertising investments.

Operating Income amounted to Ch$12,614 million, a significant 35.5% increase. Operating Margin was 10.1%, 40 basis points higher than 2007.

EBITDA reached Ch$18,231 million, an increase of 23.2% in real terms compared to the same period of 2007.  EBITDA Margin was 14.7%.

Third Quarter 2008 vs. Third Quarter 2007

Sales Volume for the Third Quarter of 2008 increased 11.7% reaching 28.3 million unit cases.  In addition to the previously mentioned circumstances, this increase was driven by launches of Cepita Light and Cepita 100% Orange Juice during the month of August.

Net Sales reached Ch$43,982 million, representing an increase of 39.6% in real terms compared to the Third Quarter of 2007.  This improvement is explained by the significant increase in volumes and prices during the period.

Cost of Sales per unit case increased 21.3% and SG&A’s increased 46.3%, explained by the same arguments given for the First Nine Months analysis.

Operating Income amounted to Ch$3,943 million, a 46.0% increase in real terms compared to the same period of 2007. Operating Margin was 9.0%, an increase of 40 basis points compared to the Third Quarter of 2007.

Finally, EBITDA reached Ch$5,801 million, an increase of 29.3%. EBITDA Margin was 13.2%

NON-OPERATING RESULTS

First Nine Months ended September 30, 2008 vs. First Nine Months ended September 30, 2007

Non-Operating Results totaled a loss of (Ch$16,676) million, which compares negatively to a lower accumulated loss of (Ch$7,856) million recorded during 2007. This increased loss in the non-operating result line is best explained by: (i) a negative effect explained by the reversal of conversion adjustment reserve realized, due to repatriations from our subsidiaries in Argentina and Brazil; (ii) a negative effect upon price level restatement due to higher CPI;  and (iii) a negative effect upon translation of the financial statements of our subsidiary in Brazil which affects net monetary assets.

Finally, net income amounted to Ch$55,488 million, an increase of 2.4% in real terms compared to the figure recorded as of September 30, 2007.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2008, the Company’s financial assets amounted to Ch$108,957 million. These represent cash, investments in mutual funds and time deposits.  81.8% of total financial investments are denominated in Chilean pesos, 11.4% in U.S. dollars, 5.7% in Brazilian reais and 1.1% in Argentine pesos.

On the other hand, the Company’s total debt was Ch$92,740 million, with an average annual rate of 6.5% on Chilean peso-denominated debt. The Chilean peso-denominated debt represents 87.8% of total debt.

As a result, the Company holds a positive net cash position of Ch$16,217 million.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Main Indicators

INDICATORS	Unit	sep-08	Dec-2007	sep-07	Variance
LIQUIDITY
Current Ratio	Times	1.98	1.92	1.85	0.13
Acid Tests	Times	1.72	1.72	1.62	0.10
Working Capital	MCh$	36,727	29,296	47,676	-10,949
ACTIVITY
Investments	MCh$	46,635	59,890	43,644	2,991
Inventory turnover	Times	10.87	13.60	10.49	0.38
Days of inventory on hand	Days	33.13	26.46	34.32	-1.20
INDEBTEDNESS
Debt to equity ratio	%	79.39%	92.22%	87.40%	-8.02%
Short-term liabilities to total liabilities	%	46.08%	53.48%	48.06%	-1.98%
Long-term liabilities to total liabilities	%	53.92%	46.52%	51.94%	1.98%
Interest charges coverage ratio	Times	32.64	60.47	32.03	0.61
PROFITABILITY
Return over equity	%	19.01%	28.32%	18.32%	0.69%
Return over total assets	%	10.23%	14.94%	9.75%	0.48%
Return over operating assets	%	19.48%	32.80%	19.81%	-0.33%
Operating income	MCh$	87,968	123,463	79,267	8,701
Operating margin	%	15.69%	18.14%	16.40%	-0.71%
EBITDA (1)	MCh$	104,966	159,218	102,744	2,223
EBITDA margin	%	18.72%	22.93%	21.26%	-2.54%
Dividends payout ratio - Series A shares	%	7.33%	7.16%	6.48%	0.85%
Dividends payout ratio - Series B shares	%	7.00%	7.33%	6.56%	0.44%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators improved due to (i) the sale of long term corporate bond portfolio which were reinvested in marketable securities and short term time deposits, and (ii) the maturity of Series A Yankee bonds in October of 2007 in the amount of US$32 million that as of September 2007 was classified as short term. All of which was partially offset by an increase in short term indebtedness of our subsidiary in Argentina.

Indicators of indebtedness reflect a decrease mainly due to the maturity of the previously mentioned Yankee Bond and the repurchase of US$2 million remaining of the Series B Yankee Bond.  During the period net financial expenses amounted to Ch$2,253 million and earnings before interests and taxes amounted to Ch$73,544 million, achieving an interest coverage of 32.64 times.

At the closing of the period ended September 30, 2008, operating profitability indicators were affected by the reasons explained in paragraph I.

III.

Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

Analysis of the Main Components of Cash Flow

	Jun-2008	Jun-2007	Variation MCh$	Variation %
	MCh$	MCh$
Operating	93,449	101,074	(7,625)	-8%
Financing	(67,691)	(95,971)	28,280	29%
Investment	(64,043)	41,775	(105,818)	253%
Net cash flow for the Period	(38,285)	46,878	(85,163)	182%

The Company generated negative net cash flow of MCh$38,285 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$93,449 representing a negative variation of MCh$7,625 mainly explained by higher income tax payments and other withholding taxes.

Financing activities generated a negative cash flow of MCh$67,691; with a positive variation of MCh$28,280 regarding the previous year, mainly due to lower bond payments in accordance to the pre-established maturity dates.

Investment activities generated a negative cash flow of MCh$64,043 with a negative variation of MCh$105,818 regarding the previous year, mainly because during the 2007 income was collected from the sale of financial investments which did not occur during 2008 and additionally during this period financial investments are made as a result of collections from Cross Currency Swaps which did not occur during 2007.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of September 30, 2008 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

34%

Brazilian real:

44%

Argentine peso:

22%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 30% and 35% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

Material Events

During the period between January 1, 2008 and September 30, 2008, the following material events were filed:

1.- New Bottler Agreement with Coca-Cola

Embotelladora Andina S.A. signed a new Bottler Agreement for its Chilean operations for a term of 5 years beginning January 1, 2008.

The new agreement, called NEWBA, does not significantly differ from the agreement previously signed by Andina´s bottlers in the other countries where it has operations.

2.- Regular Shareholders’ Meeting Resolutions

The following was resolved at the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 15, 2008 (hereinafter the “Meeting”), among other matters:

1.

The distribution of the following amounts as Final Dividend N° 160, on account of the fiscal year ending December 31, 2007:

•

Ch$9.130 (nine pesos and one hundred and thirty cents) per Series A shares; and

•

Ch$10.043 (ten pesos and forty three cents) per Series B shares.

This dividend will be available to shareholders beginning April 24, 2008. Regarding payment of this dividend, the Shareholders’ Registry will close on April 18, 2008.

2.

The distribution of an Additional Dividend N° 161 on account of retained earnings:

•

Ch$60.00 (sixty pesos) per Series A shares; and

•

Ch$66.00 (sixty six pesos) per Series B shares.

This dividend will be available to shareholders beginning May 14, 2008. Regarding payment of this dividend, the Shareholders Registry will close on May 8, 2008.

3.- Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 22, 2008:

1.

Mr. Arturo Majlis Albala was appointed new Vice-Chairman of the Board of the Company.

2.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

3.

Also elected was the Director’s Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro González, Salvador Said Somavia and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

4.

Additionally, Juan Claro González, Salvador Said Somavía and Heriberto Urzúa Sánchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.  Mr. Claro will continue to be the Chairman of this Committee.

4.- Acquisition or Sale of Assets or Shares

On June 3, 2008 Embotelladora Andina S.A. together with Coca-Cola Embonor S.A. and Coca-Cola Polar S.A. (hereinafter the “Bottlers”) acquired 100% of the shares of Embotelladoras del Sur S.A. by means of a Stock Purchase Agreement among the Bottlers, Malterías Unidas S.A. and Mr. Eduardo Chadwick Claro.  Of the total percentage, Embotelladora Andina S.A. acquired 48% of the shares of Embotelladoras del Sur S.A. for a total of Ch$753,581,576.    Simultaneous to the Purchase Agreement, the Bottlers entered into a Shareholders’ Agreement in order to regulate their participation in Embotelladoras del Sur S.A.

5.- Changes in Management Corporate Legal and Communications Officer

Embotelladora Andina S.A. announced that Mr. Pedro Pellegrini, Corporate Legal and Communications Manager, will leave his position as of July 31, 2008, after 13 years of outstanding performance at the Company.  Mr. Pellegrini's decision was internally communicated some months ago and is based on his interest in dedicating himself to private practice and corporate advisor roles and in this sense Mr. Pellegrini will continue as an external advisor of Andina.  The name of the new Corporate Legal Officer will be timely informed.

Dividends Distributed during the period ended September 30, 2008

Number	Payment date	Ch$ per Series A shares	Ch$ per Series B shares

159	January 24 2008	7.00	7.70
160	April 24 2008	9.13	10.043
161	May 14 2008	60.00	66.00
162	July 31 2008	7.00	7.70
163	October 23 2008	7.00	7.70

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, Chilean GAAP

(In million constant 09/30/08 Chilean Pesos, except per share)

	30/09/2008				30/09/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	35.8	40.5	28.3	104.6	33.9	39.8	25.3	99.0	5.7%
Soft Drink	29.0	38.1	27.8	94.9	27.9	37.3	24.9	90.1	5.3%
Mineral Water	2.8	0.5	0.2	3.6	2.5	0.7	0.3	3.4	5.0%
Juices	4.0	1.0	0.3	5.3	3.6	0.8	0.1	4.5	16.2%
Beer	NA	0.9	NA	0.9	NA	1.0	NA	1.0	-4.4%

NET SALES	60,837	82,021	43,982	185,661	58,154	72,187	31,507	161,063	15.3%
COST OF SALES	(34,910)	(45,998)	(26,514)	(106,244)	(33,922)	(38,711)	(19,564)	(91,411)	16.2%
GROSS PROFIT	25,927	36,023	17,467	79,418	24,232	33,477	11,943	69,652	14.0%
Gross Margin	42.6%	43.9%	39.7%	42.8%	41.7%	46.4%	37.9%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(14,556)	(23,385)	(13,525)	(51,466)	(13,209)	(20,726)	(9,243)	(43,178)	19.2%
CORPORATE EXPENSES (4)	0	0	0	(606)	0	0	0	(545)	11.2%
OPERATING INCOME	11,371	12,638	3,943	27,346	11,022	12,751	2,700	25,929	5.5%
Operating Margin	18.7%	15.4%	9.0%	14.7%	19.0%	17.7%	8.6%	16.1%
EBITDA (1)	15,148	15,960	5,801	36,302	14,462	15,649	4,488	34,054	6.6%
Ebitda Margin	24.9%	19.5%	13.2%	19.6%	24.9%	21.7%	14.2%	21.1%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(3,591)				4,707	-176.3%
RESULTS FROM AFFILIATED				316				75	-318.9%
AMORTIZATION OF GOODWILL				(1,653)				(1,672)	-1.1%
OTHER INCOME/(EXPENSE)				(1,227)				(1,408)	-12.8%
PRICE LEVEL RESTATEMENT (3)				(641)				(4,846)	-86.8%
NON-OPERATING RESULTS				(6,797)				(3,144)	116.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				20,549				22,785	-9.8%

INCOME TAXES				(3,554)				(6,853)	-48.1%
MINORITY INTEREST				37				11	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				17,032				15,943	6.8%
Net Margin				9.2%				9.9%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				22.4				21.0
EARNINGS PER ADS				134.4				125.8	6.8%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.

(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, Chilean GAAP

(In million nominal US$, except per share)

	Exch. Rate :	$ 551.31				Exch. Rate :	$ 511.23

	30/09/2008				30/09/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	35.8	40.5	28.3	104.6	33.9	39.8	25.3	99.0	5.7%
Soft Drink	29.0	38.1	27.8	94.9	27.9	37.3	24.9	90.1	5.3%
Mineral Water	2.8	0.5	0.2	3.6	2.5	0.7	0.3	3.4	5.0%
Juices	4.0	1.0	0.3	5.3	3.6	0.8	0.1	4.5	16.2%
Beer	NA	0.9	NA	0.9	NA	1.0	NA	1.0	-4.4%

NET SALES	110.3	148.8	79.8	336.8	104.1	129.2	56.4	288.2	16.8%
COST OF SALES	(63.3)	(83.4)	(48.1)	(192.7)	(60.7)	(69.3)	(35.0)	(163.6)	17.8%
GROSS PROFIT	47.0	65.3	31.7	144.1	43.4	59.9	21.4	124.7	15.6%
Gross Margin	42.6%	43.9%	39.7%	42.8%	41.7%	46.4%	37.9%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(26.4)	(42.4)	(24.5)	(93.4)	(23.6)	(37.1)	(16.5)	(77.3)	20.8%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(1.1)	0.0	0.0	0.0	(1.0)	12.7%
OPERATING INCOME	20.6	22.9	7.2	49.6	19.7	22.8	4.8	46.4	6.9%
Operating Margin	18.7%	15.4%	9.0%	14.7%	19.0%	17.7%	8.6%	16.1%
EBITDA (1)	27.5	28.9	10.5	65.8	25.9	28.0	8.0	60.9	8.0%
Ebitda Margin	24.9%	19.5%	13.2%	19.6%	24.9%	21.7%	14.2%	21.1%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(6.5)				8.4	-177.3%
RESULTS FROM AFFILIATED				0.6				0.1	-324.6%
AMORTIZATION OF GOODWILL				(3.0)				(3.0)	0.2%
OTHER INCOME/(EXPENSE)				(2.2)				(2.5)	-11.7%
PRICE LEVEL RESTATEMENT (3)				(1.2)				(8.7)	-86.6%
NON-OPERATING RESULTS				(12.3)				(5.6)	119.1%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				37.3				40.8	-8.6%

INCOME TAXES				(6.4)				(12.3)	-47.4%
MINORITY INTEREST				0.1				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				30.9				28.5	8.3%
Net Margin				9.2%				9.9%
WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.04				0.04
EARNINGS PER ADS				0.24				0.23	8.3%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.

(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, Chilean GAAP

(In million constant 09/30/08 Chilean Pesos, except per share)

	30/09/2008				30/09/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	111.6	124.3	86.6	322.5	104.7	123.9	80.1	308.7	4.5%
Soft Drink	89.6	116.4	85.3	291.3	86.2	117.1	79.0	282.3	3.2%
Mineral Water	10.6	2.0	0.8	13.5	8.5	1.7	0.8	10.9	23.6%
Juices	11.3	2.8	0.5	14.6	10.0	2.3	0.3	12.5	16.3%
Beer	NA	3.1	NA	3.1	NA	2.9	NA	2.9	7.3%

NET SALES	191,227	247,425	124,427	560,753	182,798	207,270	96,002	483,357	16.0%
COST OF SALES	(109,383)	(129,155)	(74,788)	(310,999)	(103,803)	(114,050)	(59,673)	(274,813)	13.2%
GROSS PROFIT	81,844	118,270	49,639	249,753	78,995	93,220	36,329	208,544	19.8%
Gross Margin	42.8%	47.8%	39.9%	44.5%	43.2%	45.0%	37.8%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(43,746)	(79,344)	(37,025)	(160,115)	(39,407)	(61,163)	(27,019)	(127,589)	25.5%
CORPORATE EXPENSES (4)	0	0	0	(1,670)	0	0	0	(1,688)	-1.1%
OPERATING INCOME	38,098	38,926	12,614	87,968	39,588	32,057	9,310	79,267	11.0%
Operating Margin	19.9%	15.7%	10.1%	15.7%	21.7%	15.5%	9.7%	16.4%
EBITDA (1)	49,634	48,236	18,231	114,431	49,690	40,387	14,803	103,192	10.9%
Ebitda Margin	26.0%	19.5%	14.7%	20.4%	27.2%	19.5%	15.4%	21.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(10,441)				6,202	-268.3%
RESULTS FROM AFFILIATED				664				302	120.2%
AMORTIZATION OF GOODWILL				(4,959)				(5,107)	-2.9%
OTHER INCOME/(EXPENSE)				(2,964)				(1,757)	68.7%
PRICE LEVEL RESTATEMENT (3)				1,023				(7,497)	113.6%
NON-OPERATING RESULTS				(16,676)				(7,856)	112.3%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				71,291				71,410	-0.2%

INCOME TAXES				(15,849)				(17,164)	-7.7%
MINORITY INTEREST				46				(33)	NA
AMORTIZATION OF NEGATIVE				0				0	NA
NET INCOME				55,488				54,213	2.4%
Net Margin				9.9%				11.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				73.0				71.3
EARNINGS PER ADS				437.9				427.8	2.4%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.

(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, Chilean GAAP

(In million nominal US$, except per share)

	Exch. Rate :	$ 551.31				Exch. Rate :	$ 511.23

	30/09/2008				30/09/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	111.6	124.3	86.6	322.5	104.7	123.9	80.1	308.7	4.5%
Soft Drink	89.6	116.4	85.3	291.3	86.2	117.1	79.0	282.3	3.2%
Mineral Water	10.6	2.0	0.8	13.5	8.5	1.7	0.8	10.9	23.6%
Juices	11.3	2.8	0.5	14.6	10.0	2.3	0.3	12.5	16.3%
Beer	NA	3.1	NA	3.1	NA	2.9	NA	2.9	7.3%

NET SALES	346.9	448.8	225.7	1,017.1	327.1	370.9	171.8	865.0	17.6%
COST OF SALES	(198.4)	(234.3)	(135.7)	(564.1)	(185.8)	(204.1)	(106.8)	(491.8)	14.7%
GROSS PROFIT	148.5	214.5	90.0	453.0	141.4	166.8	65.0	373.2	21.4%
Gross Margin	42.8%	47.8%	39.9%	44.5%	43.2%	45.0%	37.8%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(79.3)	(143.9)	(67.2)	(290.4)	(70.5)	(109.5)	(48.4)	(228.3)	27.2%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(3.0)	0.0	0.0	0.0	(3.0)	0.3%
OPERATING INCOME	69.1	70.6	22.9	159.6	70.8	57.4	16.7	141.9	12.5%
Operating Margin	19.9%	15.7%	10.1%	15.7%	21.7%	15.5%	9.7%	16.4%
EBITDA (1)	90.0	87.5	33.1	207.6	88.9	72.3	26.5	184.7	12.4%
Ebitda Margin	26.0%	19.5%	14.7%	20.4%	27.2%	19.5%	15.4%	21.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(18.9)				11.1	-270.6%
RESULTS FROM AFFILIATED				1.2				0.5	123.2%
AMORTIZATION OF GOODWILL				(9.0)				(9.1)	-1.6%
OTHER INCOME/(EXPENSE)				(5.4)				(3.1)	71.0%
PRICE LEVEL RESTATEMENT (3)				1.9				(13.4)	113.8%
NON-OPERATING RESULTS				(30.2)				(14.1)	115.1%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				129.3				127.8	1.2%

INCOME TAXES				(28.7)				(30.7)	-6.4%
MINORITY INTEREST				0.1				(0.1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				100.6				97.0	3.7%
Net Margin				9.9%				11.2%
WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.13				0.13
EARNINGS PER ADS				0.79				0.77	3.7%

(1) : Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.

(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 09/30/08 Chilean Pesos)

ASSETS	30/09/2008	30/09/2007	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	30/09/2008	30/09/2007	%Ch

Cash + Time deposits + market. Securit.	107,362	93,987	14.2%	Short term bank liabilities	10,684	9,402	13.6%
Account receivables (net)	56,954	49,447	15.2%	Current portion of long term bank liabilities	123	230	0.0%
Inventories	28,053	26,331	6.5%	Current portion of bonds payable	1,656	15,771	-89.5%
Other current assets	20,348	44,772	-54.6%	Trade accounts payable and notes payable	66,777	61,429	8.7%
Total Current Assets	212,716	214,538	-0.8%	Other liabilities	28,186	29,247	-3.6%
				Total Current Liabilities	107,427	116,079	-7.5%
Property, plant and equipment	657,789	607,161	8.3%
Depreciation	(453,574)	(436,094)	4.0%	Long term bank liabilities	613	834	-26.5%
Total Property, Plant, and Equipment	204,215	171,067	19.4%	Bonds payable	77,657	79,797	-2.7%
				Other long term liabilities	46,113	43,462	6.1%
Investment in related companies	25,554	22,558	13.3%	Total Long Term Liabilities	124,382	124,092	0.2%
Investment in other companies	127	63	101.2%
Goodwill	58,309	65,785	-11.4%	Minority interest	1,329	1,364	-2.6%
Other long term assets	25,885	43,867	-41.0%
Total Other Assets	109,874	132,273	-16.9%	Stockholders' Equity	293,667	276,342	6.3%

TOTAL ASSETS	526,805	517,878	1.7%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	526,805	517,878	1.7%

Financial Highlights
(In million of constant 09/30/08 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	30/09/2008	30/09/2007		DEBT RATIOS	30/09/2008	30/09/2007

Chile	18,862	28,033		Financial Debt / Total Capitalization	0.24	0.28
Brazil	23,752	11,657		Financial Debt / EBITDA L12M	0.55	0.75
Argentina	4,021	3,954		EBITDA L12M / Interest Expense (net) L12M	23.61	13.69
	46,635	43,644		L12M: Last twelve months

* As of September 30, 2008, the Company registered a positive net cash position of US$ 29 million. Total debt amounted to US$ 169 million.
Total Cash amounted to US$ 198 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, November 13, 2008